Exhibit 99.1

ShangPharma Announces Management Change

SHANGHAI, Dec. 12, 2011 /PRNewswire-Asia/ — ShangPharma Corporation (NYSE:SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that its President and Chief Operating Officer, Mr. Kevin Chen, has resigned from his executive posts to pursue new professional opportunities effective early December 2011. He will continue to serve on ShangPharma’s board of directors.

“We are grateful for Kevin’s years of dedication to ShangPharma,” said Michael Xin Hui, ShangPharma’s founder and Chief Executive Officer. “As president and chief operating officer, Kevin has been a key driver of the strategy that has made ShangPharma one of the most highly regarded CRO companies in China. We are also grateful for Kevin’s help in developing a solid management transition program over the past several months, and we are confident that his current responsibilities will be well taken care of when he moves on.”

Mr. Hui added, “We wish Kevin all the best in his new endeavor, and look forward to his ongoing contribution as a member of our board of directors.”

Mr. Chen’s management responsibilities will be divided between current members of ShangPharma’s operational, financial and strategic management teams.

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma

Ms. Lan Xie

VP of Finance and Investor Relations

Email: ir@shangpharma.com

Brunswick Group

Josh Gartner

Email: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600